UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

BOART LONGYEAR MANAGEMENT PTY LIMITED

(Issuer)

BLY IP Inc.

BOART LONGYEAR LIMITED

BOART LONGYEAR AUSTRALIA PTY LIMITED

VOTRAINT NO. 1609 PTY LIMITED

BOART LONGYEAR CHILE LIMITADA

BOART LONGYEAR COMERCIALIZADORA LIMITADA

BOART LONGYEAR S.A.C.

BOART LONGYEAR COMPANY

LONGYEAR HOLDINGS, INC.

LONGYEAR TM, INC.

BOART LONGYEAR MANUFACTURING AND

DISTRIBUTION INC.

BOART LONGYEAR MANUFACTURING CANADA LTD.

LONGYEAR CANADA, ULC

BOART LONGYEAR CANADA

BOART LONGYEAR SUISSE SARL

(Guarantors)

(Name of Applicants)

c/o Boart Longyear Limited

2640 West 1700 South

Salt Lake City, UT 84104

Telephone: +1 801 972 6430

(Address of Principal Executive Offices)

Securities to be Issued Under the Indenture to be Qualified:

Title of Class	Amount*
1.50% Subordinated PIK Notes due 2022 (the “New Notes”)	USD $88,000,000 aggregate principal amount

Approximate Date of Issuance:

Upon the implementation date of the Scheme of Arrangement referred to herein, which will be approximately July 12, 2017.

Name and Address of Agent for Service:

Kaci Ransom

Corporation Service Company

80 State Street

Albany, New York 12207-2543

With Copies to:

Milbank, Tweed, Hadley & McCloy LLP
Attention: Paul Denaro, Esq.
28 Liberty Street
New York, New York 10005

Ashurst Australia

5 Martin Place,

Sydney, NSW 2000 Australia

*	The aggregate principal amount to be issued pursuant to the fourth supplemental indenture among Boart Longyear Management Pty Limited (the “Issuer”), each of the guarantors listed on the cover page hereof (collectively, the “Guarantors”) and U.S. Bank National Association (the “Trustee”) (the “Supplemental Indenture”), may be increased in accordance with the Scheme of Arrangement (as defined herein) and pursuant to the terms of the Supplemental Indenture.

The Applicants may amend this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application for qualification or (ii) such earlier date as the United States Securities and Exchange Commission (the “Commission”), acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the Applicants.

GENERAL

ITEM 1.	GENERAL INFORMATION.

Name of Applicant	Form of Organization	Jurisdiction of Organization
Boart Longyear Management PTY Limited	Corporation	Commonwealth of Australia
BLY IP Inc.	Corporation	Delaware
Boart Longyear Limited	Corporation	Commonwealth of Australia
Boart Longyear Australia PTY Limited	Corporation	Commonwealth of Australia
Votraint No. 1609 PTY Limited	Corporation	Commonwealth of Australia
Boart Longyear Chile Limitada	Limited Liability Company	Chile
Boart Longyear Comercializadora Limitada	Limited Liability Company	Chile
Boart Longyear S.A.C.	Corporation	Peru
Boart Longyear Company	Corporation	Utah
Longyear Holdings, Inc.	Corporation	Delaware
Longyear TM, Inc.	Corporation	Delaware
Boart Longyear Manufacturing and Distribution Inc.	Corporation	Delaware
Boart Longyear Manufacturing Canada Ltd.	Corporation	Canada
Longyear Canada, ULC	Corporation	Canada
Boart Longyear Canada	Partnership	Canada
Boart Longyear Suisse SARL	Corporation	Switzerland

Except for the Issuer, each of the foregoing entities shall be referred to herein collectively as the “Guarantors.” The Issuer and the Guarantors shall be referred to collectively as the “Applicants.”

ITEM 2.	SECURITIES ACT EXEMPTION APPLICABLE.

Registration of the 1.50% Subordinated PIK Notes due 2022 (the “New Notes”) under the United States Securities Act of 1933, as amended (the “Securities Act”), is not required by reason of Section 3(a)(10) of the Securities Act (“Section 3(a)(10)”). Section 3(a)(10) provides an exemption from the registration provisions of the Securities Act for:

“...any security which is issued in exchange for one or more bona fide outstanding securities, claims or property interests...where the terms and conditions of such issuance are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear, by any court... ”

Pursuant to the Supplemental Indenture, the form of which is attached hereto as Exhibit T3C(5), to the indenture dated as of March 28, 2011 attached hereto as Exhibit T3C(1), as supplemented by the first supplemental indenture dated June 14, 2013 attached hereto as Exhibit T3C(2), the second supplemental indenture dated, September 27, 2013 attached hereto as Exhibit T3C(3) and the third supplemental indenture dated April 2, 2017 attached hereto as Exhibit T3C(4), among the Issuer, the Guarantors and the Trustee, (collectively the “Indenture”), the New Notes will be issued in connection with the restructuring of the debt of the Issuer, and the Guarantors pursuant to a creditors’ scheme of arrangement (the “Scheme of Arrangement”), under Part 5.1 of the Corporations Act 2001 (Cth), as amended, if such Scheme of Arrangement is approved and becomes effective. See Exhibit T3E for the scheme document setting forth the Scheme of Arrangement and the explanatory statement required by Australian law to accompany it setting out all information a Scheme Creditor would need to know in order to be able to properly consider whether to vote in favour of the Scheme of Arrangement (together, the “Scheme Document”). The Issuer anticipates providing the Scheme Document to the Scheme Creditors (as defined therein) shortly after this application has been filed. As set forth in more detail in the Scheme Document, Scheme Creditors who validly elect to do so will receive their portion of the 7% Senior Notes due 2021 (the “Existing Notes”) (as amended in accordance with the Supplemental Indenture) in the form of the New Notes as well as Scheme Warrants issued by the Issuer if the Scheme of Arrangement is agreed by the requisite majority of Scheme Creditors, approved and becomes effective. If the requisite majority of Scheme Creditors do not agree to the Scheme of Arrangement, they will receive cash as outlined in the Scheme Document.

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Analysis

The issuance of the New Notes as part of the Scheme of Arrangement will satisfy the required elements of the Section 3(a)(10) exemption as follows:

(i) The securities must be issued in exchange for securities, claims, or property interests.

If the Scheme of Arrangement is approved, the New Notes will be issued in exchange for the claims of the Scheme Creditors.

(ii) A court or authorized governmental entity must approve the fairness of the terms and conditions of the exchange.

A meeting of the Scheme Creditors will be held on May 30, 2017 for the purpose of voting on the Scheme of Arrangement (“Scheme Meeting”). The Scheme Meeting will be convened and held in accordance with orders made by the Supreme Court of New South Wales (the “Court”) in Proceeding 122411 of 2017, in which the Issuer, amongst others, has sought (among other things) orders under the Corporations Act 2001 (Cth) for the convening of a meeting of Scheme Creditors to consider (and if thought fit, agree) the Scheme of Arrangement. If the Scheme of Arrangement is agreed by the requisite majority of the Scheme Creditors in accordance with the Corporations Act 2001 (Cth) at such Scheme Meeting, the Issuer will then proceed without further delay to a hearing to be held in the Court for the purpose of obtaining a final order of the Court approving the Scheme of Arrangement (the “Fairness Hearing”). The hearing is scheduled to take place on July 4, 2017. The Issuer will cause to be published notice of the Fairness Hearing in accordance with the Supreme Court (Corporations) Rules 1999 (NSW) and in accordance with orders of the Court in relation to the proposed Scheme of Arrangement, which will provide 5 clear days’ notice of the date of the Fairness Hearing, published in The Australian newspaper (a newspaper in national circulation in Australia). At the Fairness Hearing, the Court will consider, among other things, the fairness (and in accordance with Australian practice, reasonableness) of the Scheme of Arrangement, including the issuance of the New Notes pursuant to the amended Indenture and other consideration in exchange for the Existing Notes. Any interested party, including Scheme Creditors, has the right to appear at the Fairness Hearing and to present evidence or testimony with respect to the fairness of the terms and conditions of the Scheme of Arrangement to Scheme Creditors.

(iii) The reviewing court or authorized governmental entity must find, before approving the transaction, that the terms and conditions of the exchange are fair to those to whom securities will be issued and be advised before the hearing that the issuer will rely on the Section 3(a)(10) exemption based on the court’s or authorized governmental entity’s approval of the transaction.

The Scheme of Arrangement is subject to the approval of the Court at the hearing that is scheduled to take place on July 4, 2017. In the course of that hearing on July 4, 2017, the Issuer will inform the Court that it will rely on the Section 3(a)(10) exemption based on the Court’s approval of the transaction. It is anticipated that the Court will consider the fairness (and in accordance with Australian practice, reasonableness) of the Scheme of Arrangement to the Scheme Creditors in the course of approving the Scheme of Arrangement and, if it thinks fit, issue a final order for the approval of the Scheme of Arrangement.

(iv) The court or authorized governmental entity must hold a hearing before approving the fairness of the terms and conditions of the transaction.

Effectiveness of the Scheme of Arrangement is subject to the approval of the Court following the Fairness Hearing described above.

(v) A governmental entity must be expressly authorized by law to hold the hearing, although it is not necessary that the law require the hearing.

The Court is expressly authorized to hold the Fairness Hearing by section 411 of the Corporations Act 2001 (Cth).

(vi) The fairness hearing must be open to everyone to whom securities would be issued in the proposed exchange.

All Scheme Creditors (and any other interested parties) will be entitled to appear at the Fairness Hearing and dissenting Scheme Creditors will have an opportunity to voice their objections. The Fairness Hearing will be held by the Court in open court.

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(vii) Adequate notice must be given to everyone to whom securities would be issued in the proposed exchange.

Information material to the decision of a Scheme Creditor whether or not to agree to the Scheme of Arrangement, as provided in the Scheme Document, will be provided to relevant Scheme Creditors in such a manner as to ensure that such parties receive timely and effective notice. Notice of the Scheme Meeting, and the contents of the Scheme Document and other information to be provided to Scheme Creditors for the purposes of their participation in the Scheme Meeting, will be provided in accordance with the orders of the Court made at the hearing on May 10, 2017.

(viii) There cannot be any improper impediments to the appearance at the hearing by those persons.

There will be no impediments to the appearance of any Scheme Creditors at the Fairness Hearing.

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AFFILIATIONS

ITEM 3.	AFFILIATES.

An organizational chart showing the Issuer and Boart Longyear Limited (the Issuer’s corporate parent), as well as the entity name and the relevant owner(s) for each of the subsidiaries of Boart Longyear Limited as of the date of this application is filed as Exhibit T3G(1) and incorporated by reference herein.

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An organizational chart showing the Issuer, the Issuer’s corporate parent, Boart Longyear Limited (including the entity name and the relevant owner(s) for each of the subsidiaries of Boart Longyear Limited), as well as any affiliate of the Issuer, assuming the Scheme of Arrangement becomes effective is filed as Exhibit T3G(2) and incorporated by reference herein.

6

Certain directors and executive officers of the Applicants may be deemed to be “affiliates” of the Applicants by virtue of their positions with the Applicants. See Item 4, “Directors and Executive Officers.”

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MANAGEMENT AND CONTROL

ITEM 4.	DIRECTORS AND EXECUTIVE OFFICERS.

The following table sets forth the names of, and all offices held by, all executive officers and directors (as defined in Sections 303(5) and 303(6) of the Trust Indenture Act of 1939), respectively, of the Applicants as of the date of this application. The mailing address for each executive officer and director listed below is: 2570 West 1700 South, Salt Lake City, Utah 84104.

Boart Longyear Management PTY Limited

Name	Position
Jeffrey Robert Olsen	Director
Fabrizio Rasetti	Director/Secretary
Matthew Robert Broomfield	Director/Secretary

BLY IP Inc.

Name	Position
Jeffrey Robert Olsen	Director/Treasurer
Fabrizio Rasetti	Director/President/Secretary
Brendan J. Ryan	Director/Vice President

Boart Longyear Limited

Name	Position
Jeffrey Robert Olsen	Director
Fabrizio Rasetti	Secretary
William Peter Day	Director
Bret Clayton	Director
Jeffrey Long	Director
Deborah O'Toole	Director
Gretchen McClain	Director
Rex John McLennan	Director
Marcus Randolph	Director
Conor Tochilin	Director
Philip John Mackey	Secretary

Boart Longyear Australia Pty Limited

Name	Position
Jeffrey Robert Olsen	Director
Fabrizio Rasetti	Director/Secretary
Matthew Robert Broomfield	Director/Secretary
Shannon Emrick	Director

Votraint No. 1609 Pty Limited

Name	Position
Jeffrey Olsen	Director
Fabrizio Rasetti	Director/Secretary
Matthew Robert Broomfield	Director/Secretary
Shannon Emrick	Director

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Boart Longyear Chile Limitada

Name	Position
Fabrizio Rasetti	Director/Authorized Representative
Fernando Riquelme	Director
Juan Pablo Glaessner Piccone	Director/Authorized Representative
Terry K. Kirkey	Director
Ximena Partarrieu	Director

Boart Longyear Comercializadora Limitada

Name	Position
Fabrizio Rasetti	Authorized Representative
Juan Pablo Glaessner Piccone	Authorized Representative

Boart Longyear S.A.C.

Name	Position
Fabrizio Rasetti	Director
Juan Pablo Glaessner Piccone	Director/President
Miguel Angel Atilio Bracesco Almendariz	Director

Boart Longyear Company

Name	Position
Fabrizio Rasetti	Director/President/Secretary
Jeffrey Robert Olsen	Director/Treasurer
Brendan J. Ryan	Director/Vice President

Longyear Holdings Inc.

Name	Position
Fabrizio Rasetti	Director/President/Secretary
Jeffrey Robert Olsen	Director/Treasurer
Brendan J. Ryan	Director/Vice President

Longyear TM, Inc.

Name	Position
Fabrizio Rasetti	Director/President/Secretary
Jeffrey Robert Olsen	Director/Treasurer
Brendan J. Ryan	Director/Vice President
K. Shayne Drivdahl	Vice President

Boart Longyear Manufacturing and Distribution Inc.

Name	Position
Fabrizio Rasetti	Director/President/Secretary
Jeffrey Robert Olsen	Director/Treasurer
Brendan J. Ryan	Director/Vice President

Boart Longyear Manufacturing Canada Ltd.

Name	Position
Fabrizio Rasetti	Director/President
Jeffrey Robert Olsen	Director/Treasurer
Robert M. Closner	Director/Secretary

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Longyear Canada, ULC

Name	Position
Fabrizio Rasetti	Director/President
Jeffrey Robert Olsen	Director/Treasurer
Robert M. Closner	Director/Secretary

Boart Longyear Canada

Name	Position
Fabrizio Rasetti	President
Jeffrey Robert Olsen	Treasurer

Boart Longyear Suisse SARL

Name	Position
Guillaume Dubuy	Director
Fabrizio Rasetti	Director
Paul Spiering	Director/President
Pascal L.R. Lefevre	Director

ITEM 5.	PRINCIPAL OWNERS OF VOTING SECURITIES.

Boart Longyear Management PTY Limited

The following sets forth information as to each person owning 10 percent or more of the voting securities of the Issuer as of May 10, 2017.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Boart Longyear Limited 26 Butler Boulevard Burbridge Business Park, Adelaide Airport, SA 5950, Australia	Ordinary shares	159,913,001	100%

The following sets forth information as to each person that will own 10 percent or more of the voting securities of the Issuer assuming the Scheme of Arrangement becomes effective.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Boart Longyear Limited 26 Butler Boulevard Burbridge Business Park, Adelaide Airport, SA 5950, Australia	Ordinary shares	159,913,001	100%

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Boart Longyear Limited

The following sets forth information as to each person owning 10 percent or more of the voting securities of Boart Longyear Limited as of May 10, 2017.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
CCP Credit SC II Dutch Acquisition – E, B.V. c/o Centerbridge Partners, L.P. 375 Park Avenue 12th Floor New York, New York 10152	Ordinary shares	218,912,444	23.0%
CCP Dutch Acquisition – E2, B.V. c/o Centerbridge Partners, L.P. 375 Park Avenue 12th Floor New York, New York 10152	Ordinary shares	245,589,162	25.8%

The following sets forth information as to each person that will own 10 percent or more of the voting securities of Boart Longyear Limited assuming the Scheme of Arrangement becomes effective. **

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
CCP II Dutch Acquisition – ND2, B.V. CCP Credit SC II Dutch Acquisition – ND, B.V.

c/o Centerbridge Partners, L.P. 375 Park Avenue 12th Floor New York, New York 10152	Ordinary shares	13,855,000	56%

Ares Management, L.P.
2000 Avenue of the Stars 12th Floor Los Angeles, California 90067	Ordinary shares	4,465,000	18%

Ascribe II Investments, LLC
299 Park Avenue 34th Floor New York, New York 10171	Ordinary shares	4,746,000	19.2%

** The entities owning 10 percent or more of the voting securities of Boart Longyear Limited shall be updated in accordance with the Scheme of Arrangement in a subsequent amendment.

BLY IP Inc.

The following sets forth information as to each person owning 10 percent or more of the voting securities of BLY IP Inc. as of May 10, 2017.

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Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Longyear TM, Inc. 2570 West 1700 South Salt Lake City, Utah 84104	Common voting shares	1,000	100%

The following sets forth information as to each person that will own 10 percent or more of the voting securities of BLY IP Inc. assuming the Scheme of Arrangement becomes effective.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Longyear TM, Inc. 2570 West 1700 South Salt Lake City, Utah 84104	Common voting shares	1,000	100%

Boart Longyear Australia Pty Limited

The following sets forth information as to each person owning 10 percent or more of the voting securities of Boart Longyear Australia Pty Limited as of May 10, 2017.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Boart Longyear Australia Holdings Pty Ltd 26 Butler Boulevard Burbridge Business Park, Adelaide Airport, SA 5950, Australia	Ordinary shares	82,669,768	27.88%

Boart Longyear Limited 26 Butler Boulevard Burbridge Business Park, Adelaide Airport, SA 5950, Australia	Ordinary shares	209,252,000	70.56%

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The following sets forth information as to each person that will own 10 percent or more of the voting securities of Boart Longyear Australia Pty Limited assuming the Scheme of Arrangement becomes effective.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Boart Longyear Australia Holdings Pty Ltd 26 Butler Boulevard Burbridge Business Park, Adelaide Airport, SA 5950, Australia	Ordinary shares	82,669,768	27.88%

Boart Longyear Limited 26 Butler Boulevard Burbridge Business Park, Adelaide Airport, SA 5950, Australia	Ordinary shares	209,252,000	70.56%

Votraint No. 1609 PTY Limited

The following sets forth information as to each person owning 10 percent or more of the voting securities of Votraint No. 1609 PTY Limited as of May 10, 2017.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Boart Longyear Limited 26 Butler Boulevard Burbridge Business Park, Adelaide Airport, SA 5950, Australia	Ordinary shares	207,797,660	100%

The following sets forth information as to each person that will own 10 percent or more of the voting securities of Votraint No. 1609 PTY Limited assuming the Scheme of Arrangement becomes effective.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Boart Longyear Limited 26 Butler Boulevard Burbridge Business Park, Adelaide Airport, SA 5950, Australia	Ordinary shares	207,797,660	100%

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Boart Longyear Chile Limitada

The following sets forth information as to each person owning 10 percent or more of the voting securities of Boart Longyear Chile Limitada as of May 10, 2017.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Boart Longyear Company 2570 West 1700 South Salt Lake City, Utah 84104	Participaciόn (Member interests)	51,322	51.322%

Votraint No. 1609 Pty Limited 26 Butler Boulevard Burbridge Business Park Adelaide Airport, SA 5950 Australia	Participaciόn (Member interests)	48,322	43.822%

The following sets forth information as to each person that will own 10 percent or more of the voting securities of Boart Longyear Chile Limitada assuming the Scheme of Arrangement becomes effective.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Boart Longyear Company 2570 West 1700 South Salt Lake City, Utah 84104	Participaciόn (Member interests)	51,322	51.322%

Votraint No. 1609 Pty Limited 26 Butler Boulevard Burbridge Business Park Adelaide Airport, SA 5950 Australia	Participaciόn (Member interests)	48,322	43.822%

Boart Longyear Comercializadora Limitada

The following sets forth information as to each person owning 10 percent or more of the voting securities of Boart Longyear Comercializadora Limitada as of May 10, 2017.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Boart Longyear Company 2570 West 1700 South Salt Lake City, Utah 84104	Participaciόn (Member interests)	9,999	99.99%

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The following sets forth information as to each person that will own 10 percent or more of the voting securities of Boart Longyear Comercializadora Limitada assuming the Scheme of Arrangement becomes effective.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Boart Longyear Company 2570 West 1700 South Salt Lake City, Utah 84104	Participaciόn (Member interests)	9,999	99.99%

Boart Longyear S.A.C.

The following sets forth information as to each person owning 10 percent or more of the voting securities of Boart Longyear S.A.C. as of May 10, 2017.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Boart Longyear International B.V. Keplerstraat34 1171 CD Badhoevedorp The Netherlands	Common shares	10,496,457	98.8999%

The following sets forth information as to each person that will own 10 percent or more of the voting securities of Boart Longyear S.A.C. assuming the Scheme of Arrangement becomes effective.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Boart Longyear International B.V. Keplerstraat34 1171 CD Badhoevedorp The Netherlands	Common shares	10,496,457	98.8999%

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Boart Longyear Company

The following sets forth information as to each person owning 10 percent or more of the voting securities of Boart Longyear Company as of May 10, 2017.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Votraint No. 1609 Pty Limited 26 Butler Boulevard Burbridge Business Park Adelaide Airport, SA 5950 Australia	Common voting shares	100	100%

The following sets forth information as to each person that will own 10 percent or more of the voting securities of Boart Longyear Company assuming the Scheme of Arrangement becomes effective.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Votraint No. 1609 Pty Limited 26 Butler Boulevard Burbridge Business Park Adelaide Airport, SA 5950 Australia	Common voting shares	100	100%

Longyear Holdings, Inc.

The following sets forth information as to each person owning 10 percent or more of the voting securities of Longyear Holdings, Inc. as of May 10, 2017.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Longyear Global Holdings, Inc. 2570 West 170 South Salt Lake City, Utah 84104	Common voting shares	1	100%

The following sets forth information as to each person that will own 10 percent or more of the voting securities of Longyear Holdings, Inc. assuming the Scheme of Arrangement becomes effective.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Longyear Global Holdings, Inc. 2570 West 170 South Salt Lake City, Utah 84104	Common voting shares	1	100%

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Longyear TM, Inc.

The following sets forth information as to each person owning 10 percent or more of the voting securities of Longyear TM, Inc. as of May 10, 2017.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Boart Longyear Global Holdco, Inc. 2570 West 170 South Salt Lake City, Utah 84104	Common voting shares	1	100%

The following sets forth information as to each person that will own 10 percent or more of the voting securities of Longyear TM, Inc. assuming the Scheme of Arrangement becomes effective.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Boart Longyear Global Holdco, Inc. 2570 West 170 South Salt Lake City, Utah 84104	Common voting shares	1	100%

Boart Longyear Manufacturing and Distribution Inc.

The following sets forth information as to each person owning 10 percent or more of the voting securities of Boart Longyear Manufacturing and Distribution Inc. as of May 10, 2017.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Boart Longyear Company 2570 West 1700 South Salt Lake City, Utah 84104	Common voting shares	1,000	100%

The following sets forth information as to each person that will own 10 percent or more of the voting securities of Boart Longyear Manufacturing and Distribution Inc. assuming the Scheme of Arrangement becomes effective.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Boart Longyear Company 2570 West 1700 South Salt Lake City, Utah 84104	Common voting shares	1,000	100%

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Boart Longyear Manufacturing Canada Ltd.

The following sets forth information as to each person owning 10 percent or more of the voting securities of Boart Longyear Manufacturing Canada Ltd. as of May 10, 2017.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Votraint No. 1609 Pty Limited 26 Butler Boulevard Burbridge Business Park Adelaide Airport, SA 5950 Australia	Class A common voting shares	1,000	100%

The following sets forth information as to each person that will own 10 percent or more of the voting securities of Boart Longyear Manufacturing Canada Ltd. assuming the Scheme of Arrangement becomes effective.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Votraint No. 1609 Pty Limited 26 Butler Boulevard Burbridge Business Park Adelaide Airport, SA 5950 Australia	Class A common voting shares	1,000	100%

Longyear Canada, ULC

The following sets forth information as to each person owning 10 percent or more of the voting securities of Longyear Canada, ULC as of May 10, 2017.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Boart Longyear Netherlands B.V. Keplerstraat34 1171 CD Badhoevedorp The Netherlands	Common shares of stock (voting)	210	100%

The following sets forth information as to each person that will own 10 percent or more of the voting securities of Longyear Canada, ULC assuming the Scheme of Arrangement becomes effective.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Boart Longyear Netherlands B.V. Keplerstraat34 1171 CD Badhoevedorp The Netherlands	Common shares of stock (voting)	210	100%

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Boart Longyear Canada

The following sets forth information as to each person owning 10 percent or more of the voting securities of Boart Longyear Canada as of May 10, 2017.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Longyear Canada, ULC 2442 South Sheridan Way Mississauga, Ontario L5J 2M7 Canada	Partnership Interests		76%

Boart Longyear Alberta Limited 2442 South Sheridan Way Mississauga, Ontario L5J 2M7 Canada	Partnership Interests		24%

The following sets forth information as to each person that will own 10 percent or more of the voting securities of Boart Longyear Canada assuming the Scheme of Arrangement becomes effective.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Longyear Canada, ULC 2442 South Sheridan Way Mississauga, Ontario L5J 2M7 Canada	Partnership Interests		76%

Boart Longyear Alberta Limited 2442 South Sheridan Way Mississauga, Ontario L5J 2M7 Canada	Partnership Interests		24%

Boart Longyear Suisse SARL

The following sets forth information as to each person owning 10 percent or more of the voting securities of Boart Longyear Suisse SARL as of May 10, 2017.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
BLY EMEA UK Holdings Ltd. 5 Rubislaw Terrace Scotland AB10 1XE United Kingdom	Shares of stock (voting)	20	100%

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The following sets forth information as to each person that will own 10 percent or more of the voting securities of Boart Longyear Suisse SARL assuming the Scheme of Arrangement becomes effective.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
BLY EMEA UK Holdings Ltd. 5 Rubislaw Terrace Scotland AB10 1XE United Kingdom	Shares of stock (voting)	20	100%

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UNDERWRITERS

ITEM 6.	UNDERWRITERS.

(a)	None.

(b)	There are no underwriters for the New Notes proposed to be issued.

CAPITAL SECURITIES

ITEM 7.	CAPITALIZATION.

Boart Longyear Management PTY Limited

(a) Set forth below is certain information as to each authorized class of securities of the Issuer as of May 10, 2017.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary shares	159,913,001	159,913,001

(b) On a show of hands, every person present as a member or as a representative, proxy or attorney of a member will have 1 vote and on a poll, every member present in person or by proxy, attorney or representative will have 1 vote for each share held by that person.

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Boart Longyear Limited

(a)	Set forth below is certain information as to each authorized class of securities of Boart Longyear Limited as of May 10, 2017.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary shares	Unlimited	939,074,462

(b)	On a show of hands, every person present as a member or as a representative, proxy or attorney of a member will have 1 vote and on a poll, every member present in person or by proxy, attorney or representative will have 1 vote for each share held by that person.

BLY IP Inc.

(a)	Set forth below is certain information as to each authorized class of securities of BLY IP Inc. as of May 10, 2017.

Title of Class	Amount Authorized	Amount Outstanding
Common voting shares	1,000	1,000

(b)	One share equals one vote.

Boart Longyear Australia Pty Limited

(a)	Set forth below is certain information as to each authorized class of securities of Boart Longyear Australia Pty Limited as of May 10, 2017.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary shares	296,559,926	296,559,926

(b)	On a show of hands, every person present as a member or as a representative, proxy or attorney of a member will have 1 vote and on a poll, every member present in person or by proxy, attorney or representative will have 1 vote for each share held by that person.

Votraint No. 1609 PTY Limited

(a)	Set forth below is certain information as to each authorized class of securities of Votraint No. 1609 Pty Limited as of May 10, 2017.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary shares	207,797,660	207,797,660

(b)	On a show of hands, every person present as a member or as a representative, proxy or attorney of a member will have 1 vote and on a poll, every member present in person or by proxy, attorney or representative will have 1 vote for each share held by that person.

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Boart Longyear Chile Limitada

(a)	Set forth below is certain information as to each authorized class of securities of Boart Longyear Chile Limitada as of May 10, 2017.

Title of Class	Amount Authorized	Amount Outstanding
Participaciόn (Member interests)	104,500	104,500

(b)	One share equals one vote.

Boart Longyear Comercializadora Limitada

(a)	Set forth below is certain information as to each authorized class of securities of Boart Longyear Comercializadora Limitada as of May 10, 2017.

Title of Class	Amount Authorized	Amount Outstanding
Participaciόn (Member interests)	10,000	10,000

(b)	Boart Longyear Company as sole manager.

Boart Longyear S.A.C.

(a)	Set forth below is certain information as to each authorized class of securities of Boart Longyear S.A.C. as of May 10, 2017.

Title of Class	Amount Authorized	Amount Outstanding
Common shares	10,613,203	10,613,203

(b)	One share equals one vote

Boart Longyear Company

(a)	Set forth below is certain information as to each authorized class of securities of Boart Longyear Company as of May 10, 2017.

Title of Class	Amount Authorized	Amount Outstanding
Common voting shares	50,000	100

(b)	One share equals one vote.

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Longyear Holdings, Inc.

(a)	Set forth below is certain information as to each authorized class of securities of Longyear Holdings, Inc. as of May 10, 2017.

Title of Class	Amount Authorized	Amount Outstanding
Common voting shares	1,000	1

(b)	One share equals one vote.

Longyear TM, Inc.

(a)	Set forth below is certain information as to each authorized class of securities of Longyear TM, Inc. as of May 10, 2017.

Title of Class	Amount Authorized	Amount Outstanding
Common voting shares	1,000	1

(b)	One share equals one vote.

Boart Longyear Manufacturing and Distribution Inc.

(a)	Set forth below is certain information as to each authorized class of securities of Boart Longyear Manufacturing and Distribution Inc. as of May 10, 2017.

Title of Class	Amount Authorized	Amount Outstanding
Common voting shares	10,000	1,000

(b)	One share equals one vote.

Boart Longyear Manufacturing Canada Ltd

(a)	Set forth below is certain information as to each authorized class of securities of Boart Longyear Manufacturing Canada Ltd as of May 10, 2017.

Title of Class	Amount Authorized	Amount Outstanding
Class A common voting shares	Unlimited	1,000

(b)

On a show of hands, every person present as a member or as a representative, proxy or attorney of a member will have 1 vote and on a poll, every member present in person or by proxy, attorney or representative will have 1 vote for each share held by that person.

Longyear Canada, ULC

(a)	Set forth below is certain information as to each authorized class of securities of Longyear Canada, ULC as of May 10, 2017.

Title of Class	Amount Authorized	Amount Outstanding
Common shares of stock (voting)	Unlimited	210

(b)	One share equals one vote.

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Boart Longyear Canada

(a)	Set forth below is certain information as to each authorized class of securities of Boart Longyear Canada as of May 10, 2017.

Title of Class	Amount Authorized	Amount Outstanding
Partnership Interests	100%	100%

(b)	Each Partner has one vote for each dollar in such Partner’s Partnership capital account.

Boart Longyear Suisse SARL

(a)	Set forth below is certain information as to each authorized class of securities of Boart Longyear Suisse SARL as of May 10, 2017.

Title of Class	Amount Authorized	Amount Outstanding
Shares of stock (voting)	20	20

(b)	One share equals one vote.

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INDENTURE SECURITIES

ITEM 8.	ANALYSIS OF INDENTURE PROVISIONS.

The New Notes will be subject to the Indenture filed as Exhibit T3C(1), each of the supplemental indentures filed as Exhibits T3C(2), T3C(3) and T3C(4), and the form of fourth supplemental indenture filed as Exhibit T3C(5) hereto. The following is a general description of certain provisions of the Indenture, qualified in its entirety by reference to the Indenture filed as Exhibit T3C(1), each of the supplemental indentures filed as Exhibits T3C(2), T3C(3) and T3C(4), and the form of fourth supplemental indenture filed as Exhibit T3C(5) hereto. All capitalized and otherwise undefined terms shall have the meanings ascribed to them in the Indenture or the Supplemental Indenture, as the case may be.

(A)	Events of Defaults; Withholding of Notice.

Events of Default

Each of the following events is an “Event of Default”:

(1) a default in the payment of interest on the Securities when due, continued for 30 days;

(2) a default in the payment of principal of any Security when due at its Stated Maturity, upon optional redemption, upon required purchase, upon declaration of acceleration or otherwise;

(3) the failure by the Parent or any of its Restricted Subsidiaries to comply with their obligations to consummate a purchase of the Securities when required by Section 4.09 and 5.01;

(4) a default by the Parent or any of its Restricted Subsidiaries in the observance or performance of any other covenants or agreements contained in this Indenture which default continues for a period of 60 days after the Parent receives notice specifying the default (and demanding that such default be remedied) from the Trustee or the Holders of at least 25% of the outstanding principal amount of the Securities;

(5) Indebtedness of the Issuer, any Guarantor, the Parent or any of the Parent’s Significant Subsidiaries is not paid within any applicable grace period when due or is accelerated (which acceleration is not rescinded, annulled or otherwise cured within 20 days of receipt by the Parent or any of its Restricted Subsidiary of notice of any such acceleration) by the Holders thereof or pursuant to its terms because of a default and the total amount of such Indebtedness unpaid or accelerated exceeds $25 million;

(6) the Parent, the Issuer or any of Restricted Subsidiary that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, pursuant to or within the meaning of any Bankruptcy Law:

(A) commences a voluntary case under any Bankruptcy Law;

(B) consents to the entry of an order for relief against it in an involuntary case under any Bankruptcy Law;

(C) has a trustee, assignee, liquidator, provisional liquidator, administrator, custodian, controller, sequestrator, receiver, receiver and manager or similar official under Bankruptcy Law appointed to it or in respect of all or substantially all of its property;

(D) makes a general assignment for the benefit of, or enters into a composition or arrangement with, its creditors;

(E) generally is not paying its debts as they become due or otherwise admits in writing its inability to pay its debts as they become due; or

(F) takes any comparable action to that set forth in clauses (6)(A) through (6)(E) of this Section 6.01;

but excluding any of the above for the purposes of a solvent reconstruction, amalgamation or winding up in connection with a transfer of assets solely to the Parent, the Issuer or any Guarantor or a members’ scheme of arrangement that does not result in the liquidation, provisional liquidation, winding-up or dissolution of the Parent, the Issuer or any Restricted Subsidiary that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary (unless the assets of the Restricted Subsidiary are transferred to the Parent, the Issuer or a Guarantor);

(7) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(A) is for relief against the Parent, the Issuer or any of Restricted Subsidiary that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary in an involuntary case under any applicable Bankruptcy Law;

(B) appoints a receiver, receiver and manager, trustee, assignee, liquidator, provisional liquidator, administrator, custodian, controller, examiner, sequestrator or similar official under Bankruptcy Law of the Parent, the Issuer or

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any Restricted Subsidiary that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary or in respect of all or substantially all of the property of the Parent, the Issuer or any Restricted Subsidiary that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary; or

(C) orders the liquidation, provisional liquidation, winding-up or dissolution of the Parent, the Issuer or any Restricted Subsidiary that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary;

and the order or decree remains in effect for a period of 60 consecutive days, and in relation to clauses (B) and (C), excluding any of the above clauses (B) and (C) for the purposes of a solvent reconstruction, amalgamation or winding up in connection with a transfer of assets solely to the Parent, the Issuer or any Guarantor or a members’ scheme of arrangement that does not result in the liquidation, provisional liquidation, winding-up or dissolution of the Parent, the Issuer or any Restricted Subsidiary that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary (unless the assets of the Restricted Subsidiary are transferred to the Parent, the Issuer or a Guarantor);

(8) any final judgment or decree for the payment of money in excess of $25 million (net of any amounts covered by insurance provided by a creditworthy insurer as to which the insurer does not dispute coverage) is entered against the Parent or any of its Restricted Subsidiaries, remains outstanding for a period of 60 consecutive days following such judgment and is not discharged, waived or stayed; or

(9) any Guarantee ceases to be in full force and effect (other than in accordance with the terms of such Guarantee) or any Guarantor denies or disaffirms its obligations under its Guarantee.

Acceleration

If an Event of Default (other than an Event of Default specified in Section 6.01(6) or 6.01(7) with respect to the Parent or any of its Restricted Subsidiaries) occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the outstanding Securities may declare the principal of and accrued but unpaid interest on all the Securities to be due and payable. Upon such a declaration, such principal and interest shall be due and payable immediately. If an Event of Default specified in Section 6.01(6) or 6.01(7) of the Parent or any of its Restricted Subsidiaries occurs and is continuing, the principal of and interest on all the Securities and any redemption premium that would be owed pursuant to paragraph two of Section 5 of the Securities as if the Securities were being optionally redeemed on the date of such Event of Default and the maturity date of the Securities was April 1, 2021 will ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holders of the Securities. The Holders of a majority in principal amount of the outstanding Securities by notice to the Trustee may rescind any such acceleration with respect to the Securities and its consequences if the rescission would not conflict with any judgment or decree and if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of acceleration. No such rescission shall affect any subsequent Default or impair any right consequent thereto.

Withholding of Notice

The Trustee may withhold the notice if and so long as a committee comprised of the Chairman of the Board, the President or any other officer or assistant officer of the Trustee assigned thereto in good faith determines that withholding the notice is not opposed to the interests of the Securityholders.

(B) Execution, Authentication and Delivery of the Securities under the Indenture and Application of Proceeds Thereof

On the Reissue Date, the Trustee shall authenticate and deliver an amount equal to equal $88,000,000 plus accreted but unpaid interest at a rate of 1.50% per annum for the period from 31 December 2016 to the day before the date on which the Fourth Supplemental Indenture becomes effective, of 1.50% Subordinated PIK Notes due 2022 and, at any time and from time to time thereafter, the Trustee shall authenticate and deliver Securities for original issue in an aggregate principal amount specified in such order, in each case upon a written order of the Issuer signed by two Officers. Such order shall specify the amount of the Securities to be authenticated and the date on which the original issue of Securities is to be authenticated and, in the case of an issuance of Additional Securities pursuant to Section 2.13 after the Issue Date, shall certify that such issuance is in compliance with Section 4.03

Two Officers shall sign the New Notes by manual or facsimile signature. The Trustee may appoint an authenticating agent reasonably acceptable to the Issuer to authenticate the New Notes. Unless limited by the terms of such appointment, an authenticating agent may authenticate New Notes whenever the Trustee may do so.

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There will be no proceeds from the initial issuance of the New Notes because the New Notes will be exchanged for the Existing Notes pursuant to the Scheme of Arrangement.

(C) Release or Release and Substitution of Property Subject to Lien.

Not applicable.

(D) Satisfaction and Discharge of the Indenture.

(a) When the Issuer (1) delivers to the Trustee all outstanding Securities for cancellation or (2) all outstanding Securities not so delivered for cancellation (i) have become due and payable, whether at maturity or on a redemption date as a result of the mailing of notice of redemption, (ii) will become due and payable within one year, or (iii) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the Issuer’s name and at the Issuer’s expense, and, in each such case under clause (2), the Issuer irrevocably deposits or causes to be deposited with the Trustee as trust funds in trust solely for the benefit of the Securityholders, cash in U.S. dollars, U.S. Governmental Obligations, or a combination thereof, in amounts sufficient to pay at maturity or upon redemption all outstanding Securities, including interest thereon to maturity or such redemption date, and if in either case the Issuer pays all other sums payable by it under the Indenture, then the Indenture shall be discharged and cease to be of further effect subject to Section 8.01(c).

(E) Evidence of Compliance with Conditions and Covenants.

The Issuer shall deliver to the Trustee within 120 days after the end of each fiscal year of the Issuer an Officers’ Certificate stating whether or not to the best of the knowledge of the signers thereof a Default occurred during such fiscal year. If a Default shall have occurred during such period, the Issuer shall deliver to the Trustee within 30 days after an Officer becoming aware of the occurrence thereof, a certificate describing the Default, its status and what action the Issuer is taking or proposes to take with respect thereto. The Issuer also shall comply with TIA § 314(a)(4).

Upon any request or application by the Issuer to the Trustee to take or refrain from taking any action under this Indenture, the Issuer shall furnish to the Trustee:

(1) an Officers’ Certificate in form and substance satisfactory to the Trustee stating that, in the opinion of the signers, all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with; and

(2) an Opinion of Counsel in form and substance satisfactory to the Trustee stating that, in the opinion of such counsel, all such conditions precedent have been complied with.

ITEM 9.	OTHER OBLIGORS.

Other than the Issuer and Guarantors, no other person is an obligor with respect to the New Notes.

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CONTENTS OF APPLICATION FOR QUALIFICATION

This application for qualification comprises –

(a)	Pages numbered 1 to 32, consecutively.

(b)	The statement of eligibility and qualification of the trustee on Form T-1 (included as Exhibit 25.1 hereto).

(c)	The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the Trustee:

Exhibit Number	Description

T3A.1	Certificate of Registration of Boart Longyear Management PTY Limited

T3A.2	Certificate of Registration of Boart Longyear Limited

T3A.3	Certificate of Incorporation of BLY IP Inc.

T3A.4	Certificate of Registration of Boart Longyear Australia PTY Ltd

T3A.5	Certificate of Registration of Votraint No. 1609 PTY Limited

T3A.6	Articles of Association of Boart Longyear Chile Limitada

T3A.7	Certificate of Registration of Boart Longyear Comercializadora Limitada

T3A.8	Certificate of Registration of Boart Longyear S.A.C.

T3A.9	Articles of Incorporation of Boart Longyear Company

T3A.10	Certificate of Incorporation of Longyear Holdings, Inc.

T3A.11	Certificate of Incorporation of Longyear TM, Inc.

T3A.12	Articles of Incorporation of Boart Longyear Manufacturing and Distribution Inc.

T3A.13	Certificate of Incorporation of Boart Longyear Manufacturing Canada Ltd.

T3A.14	Certificate of Continuance of Longyear Canada, ULC

T3A.15	Partnership Agreement of Boart Longyear Canada

T3A.16	Articles of Incorporation of Boart Longyear Suisse SARL

T3B.1	Constitution of Boart Longyear Management PTY Limited

T3B.2	Constitution of Boart Longyear Limited

T3B.3	Bylaws of BLY IP Inc.

T3B.4	Articles of Association of Boart Longyear Australia PTY Ltd

T3B.5	Constitution of Votraint No. 1609 PTY Limited

T3B.6	The Articles of Association, filed under TA3.6, contain the equivalent of both the charter and the bylaws of Boart Longyear Chile Limitada

T3B.7	Operating Agreement of Boart Longyear Comercializadora Limitada

T3B.8	Bylaws of Boart Longyear S.A.C.

T3B.9	Bylaws of Boart Longyear Company

T3B.10	Bylaws of Longyear Holdings, Inc.

T3B.11	Bylaws of Longyear TM, Inc.

T3B.12	Bylaws of Boart Longyear Manufacturing and Distribution Inc.

T3B.13	Incorporation Agreement of Boart Longyear Manufacturing Canada Ltd.

T3B.14	Bylaws of Longyear Canada, ULC

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T3B.15	The Partnership Agreement, filed under T3A.15, contains the equivalent of both the charter and the bylaws of Boart Longyear Canada

T3B.16	The Articles of Incorporation, filed under T3A.16, contain the equivalent of both the charter and the bylaws of Boart Longyear Suisse SARL

T3C(1)	Indenture, dated March 28, 2011, by and between Boart Longyear Management PTY Limited, as Issuer, the Guarantors party thereto and U.S. Bank National Association, as Trustee

T3C(2)	First Supplemental Indenture, dated June 14, 2013, by and between Boart Longyear Management PTY Limited, as Issuer, the Guarantors party thereto and U.S. Bank National Association, as Trustee

T3C(3)	Second Supplemental Indenture, dated September 27, 2013, by and between Boart Longyear Management PTY Limited, as Issuer, the Guarantors party thereto and U.S. Bank National Association, as Trustee

T3C(4)	Third Supplemental Indenture, dated April 2, 2017, by and between Boart Longyear Management PTY Limited, as Issuer, the Guarantors party thereto and U.S. Bank National Association, as Trustee

T3C(5)	Form of Fourth Supplemental Indenture

T3D	Findings of the Court*

T3E	Scheme Document

T3F	Trust Indenture Act Cross-Reference Table showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive (included as part of Exhibit T3C)

T3G(1)	Organizational Chart

T3G(2)	Pro Forma Organizational Chart

25.1	Statement of eligibility and qualification on Form T-1 of the Trustee.*

*	To be filed by amendment.

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SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, each of the Applicants below, corporations, organized and existing under the laws of the Commonwealth of Australia, Canada, Chile and Delaware in United States of America have duly caused this application to be signed on their behalf by the undersigned, thereunto duly authorized, all in the city of Salt Lake City, Utah on the 15th day of May, 2017.

Boart Longyear Management Pty Limited

Attest:	/s/ Jeffrey Olsen	By:	/s/ Fabrizio Rasetti
	Name: Jeffrey Olsen		Name:	Fabrizio Rasetti
	Title: Director		Title:	Director/Secretary

Boart Longyear Limited

Attest:	/s/ Jeffrey Olsen	By:	/s/ Fabrizio Rasetti
	Name: Jeffrey Olsen		Name:	Fabrizio Rasetti
	Title: Director		Title:	Secretary

BLY IP Inc.

Attest:	/s/ Jeffrey Olsen	By:	/s/ Fabrizio Rasetti
	Name: Jeffrey Olsen		Name:	Fabrizio Rasetti
	Title: Treasurer		Title:	Director, President and Secretary

Boart Longyear Australia PTY Limited

Attest:	/s/ Jeffrey Olsen	By:	/s/ Fabrizio Rasetti
	Name: Jeffrey Olsen		Name:	Fabrizio Rasetti
	Title: Director		Title:	Director/Secretary

Votraint No. 1609 PTY Limited

Attest:	/s/ Jeffrey Olsen	By:	/s/ Fabrizio Rasetti
	Name: Jeffrey Olsen		Name:	Fabrizio Rasetti
	Title: Director		Title:	Director/Secretary

Boart Longyear Chile Limitada

Attest:	/s/ Juan Pablo Glaessner Piccone	By:	/s/ Fabrizio Rasetti
	Name: Juan Pablo Glaessner Piccone		Name:	Fabrizio Rasetti
	Title: Authorized Representative		Title:	Authorized Representative

Boart Longyear Comercializadora Limitada

Attest:	/s/ Juan Pablo Glaessner Piccone	By:	/s/ Fabrizio Rasetti
	Name: Juan Pablo Glaessner Piccone		Name:	Fabrizio Rasetti
	Title: Authorized Representative		Title:	Authorized Representative

Boart Longyear S.A.C.

Attest:	/s/ Juan Pablo Glaessner Piccone	By:	/s/ Fabrizio Rasetti
	Name: Juan Pablo Glaessner Piccone		Name:	Fabrizio Rasetti
	Title: Director		Title:	Director and Appointed Attorney

31

Boart Longyear Company

Attest:	/s/ Jeffrey Olsen	By:	/s/ Fabrizio Rasetti
	Name: Jeffrey Olsen		Name:	Fabrizio Rasetti
	Title: Treasurer		Title:	President

Longyear Holdings, Inc.

Attest:	/s/ Jeffrey Olsen	By:	/s/ Fabrizio Rasetti
	Name: Jeffrey Olsen		Name:	Fabrizio Rasetti
	Title: Treasurer		Title:	President

Longyear TM, Inc.

Attest:	/s/ Jeffrey Olsen	By:	/s/ Fabrizio Rasetti
	Name: Jeffrey Olsen		Name:	Fabrizio Rasetti
	Title: Treasurer		Title:	President

Boart Longyear Manufacturing and Distribution Inc.

Attest:	/s/ Jeffrey Olsen	By:	/s/ Fabrizio Rasetti
	Name: Jeffrey Olsen		Name:	Fabrizio Rasetti
	Title: Treasurer		Title:	President

Boart Longyear Manufacturing Canada Ltd.

Attest:	/s/ Jeffrey Olsen	By:	/s/ Fabrizio Rasetti
	Name: Jeffrey Olsen		Name:	Fabrizio Rasetti
	Title: Treasurer		Title:	President

Longyear Canada, ULC

Attest:	/s/ Jeffrey Olsen	By:	/s/ Fabrizio Rasetti
	Name: Jeffrey Olsen		Name:	Fabrizio Rasetti
	Title: Treasurer		Title:	President

Boart Longyear Canada

Attest:	/s/ Jeffrey Olsen	By:	/s/ Fabrizio Rasetti
	Name: Jeffrey Olsen		Name:	Fabrizio Rasetti
	Title: Treasurer		Title:	President

Boart Longyear Suisse SARL

Attest:	/s/ Jeffrey Olsen	By:	/s/ Fabrizio Rasetti
	Name: Jeffrey Olsen		Name:	Fabrizio Rasetti
	Title: Managing Director		Title:	Managing Director

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EXHIBIT INDEX

Exhibit Number	Description

T3A.1	Certificate of Registration of Boart Longyear Management PTY Limited

T3A.2	Certificate of Registration of Boart Longyear Limited

T3A.3	Certificate of Incorporation of BLY IP Inc.

T3A.4	Certificate of Registration of Boart Longyear Australia PTY Ltd

T3A.5	Certificate of Registration of Votraint No. 1609 PTY Limited

T3A.6	Articles of Association of Boart Longyear Chile Limitada

T3A.7	Certificate of Registration of Boart Longyear Comercializadora Limitada

T3A.8	Certificate of Registration of Boart Longyear S.A.C.

T3A.9	Articles of Incorporation of Boart Longyear Company

T3A.10	Certificate of Incorporation of Longyear Holdings, Inc.

T3A.11	Certificate of Incorporation of Longyear TM, Inc.

T3A.12	Articles of Incorporation of Boart Longyear Manufacturing and Distribution Inc.

T3A.13	Certificate of Incorporation of Boart Longyear Manufacturing Canada Ltd.

T3A.14	Certificate of Continuance of Longyear Canada, ULC

T3A.15	Partnership Agreement of Boart Longyear Canada

T3A.16	Articles of Incorporation of Boart Longyear Suisse SARL

T3B.1	Constitution of Boart Longyear Management PTY Limited

T3B.2	Constitution of Boart Longyear Limited

T3B.3	Bylaws of BLY IP Inc.

T3B.4	Articles of Association of Boart Longyear Australia PTY Ltd

T3B.5	Constitution of Votraint No. 1609 PTY Limited

T3B.6	The Articles of Association, filed under T3A.6, contain the equivalent of both the charter and the bylaws of Boart Longyear Chile Limitada

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T3B.7	Operating Agreement of Boart Longyear Comercializadora Limitada

T3B.8	Bylaws of Boart Longyear S.A.C.

T3B.9	Bylaws of Boart Longyear Company

T3B.10	Bylaws of Longyear Holdings, Inc.

T3B.11	Bylaws of Longyear TM, Inc.

T3B.12	Bylaws of Boart Longyear Manufacturing and Distribution Inc.

T3B.13	Incorporation Agreement of Boart Longyear Manufacturing Canada Ltd.

T3B.14	Bylaws of Longyear Canada, ULC

T3B.15	The Partnership Agreement, filed under T3A.15, contains the equivalent of both the charter and the bylaws of Boart Longyear Canada

T3B.16	The Articles of Incorporation, filed under T3A.16, contain the equivalent of both the charter and the bylaws of Boart Longyear Suisse SARL

T3C(1)	Indenture, dated March 28, 2011, by and between Boart Longyear Management PTY Limited, as Issuer, the Guarantors party thereto and U.S. Bank National Association, as Trustee

T3C(2)	First Supplemental Indenture, dated June 14, 2013, by and between Boart Longyear Management PTY Limited, as Issuer, the Guarantors party thereto and U.S. Bank National Association, as Trustee

T3C(3)	Second Supplemental Indenture, dated September 27, 2013, by and between Boart Longyear Management PTY Limited, as Issuer, the Guarantors party thereto and U.S. Bank National Association, as Trustee

T3C(4)	Third Supplemental Indenture, dated April 2, 2017, by and between Boart Longyear Management PTY Limited, as Issuer, the Guarantors party thereto and U.S. Bank National Association, as Trustee

T3C(5)	Form of Fourth Supplemental Indenture

T3D	Findings of the Court*

T3E	Scheme Document

T3F	Trust Indenture Act Cross-Reference Table showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive (included as part of Exhibit T3C)

T3G(1)	Organizational Chart

T3G(2)	Pro Forma Organizational Chart

25.1	Statement of eligibility and qualification on Form T-1 of the Trustee.*

*	To be filed by amendment.

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